Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



August 19, 2005



VIA EDGAR CORRESPONDENCE

Christian T. Sandoe, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX CAPITAL PARTNERS SPHINX FUND (THE "FUND") - POST-EFFECTIVE AMENDMENT NO. 2 (FILE NOS. 333-102487, 811-21278)

Dear Mr. Sandoe:

This letter responds to your comments to the Fund's Post-Effective Amendment No. 2, filed on June 28, 2005 for the purpose of incorporating the Fund's updated financial information for the fiscal year ended March 31, 2005, and to make other non-material changes. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information (SAI).

PROSPECTUS - COVER PAGE:

1. COMMENT. The third sentence of the first paragraph states that the Index is an "investable benchmark." Please explain in this section what this term means.

         RESPONSE. We have included the following language at the end of the first full paragraph under "Investment Objective" on the Fund's Cover
         Page:

         "The Index is considered an investable benchmark because a fund seeking to track the Index may invest in funds managed by the 41 constituent managers that comprise the Index. Many other published indices are not considered investable because they represent the theoretical returns of a group of securities that cannot effectively be purchased by a fund attempting to track a particular index."

2. COMMENT. The fourth paragraph states that investing in the Fund's shares involves certain risks and identifies the location in the prospectus where the risk factors are described. Please present this paragraph in boldface common type at least as large as 10-point modern type and at least two points leaded. SEE Item 1.1(j) of Form N-2.

         RESPONSE. We have revised the fourth paragraph accordingly.

3. COMMENT. While the cover page may include other information not required by Item 1 of Form N-2, so long as it does not, by its nature, quantity, or manner of presentation impede the understanding of the information required, this section includes more than four pages of disclosure about the Fund's investments, investment adviser, trading market and repurchase procedures. As the quantity of information presented in this section impedes the understanding of the information required, please move the disclosure of the Fund's investments, investment adviser, trading market and repurchase procedures to the body of the prospectus. SEE Item 1.2 of Form N-2.

         RESPONSE. We have revised the cover page accordingly.

4. COMMENT. The seventh sentence states that a repurchase fee will apply if the date as of which the shares are valued for purposes of repurchase is less than one year following the date of the investor's purchase of the shares. Please explain to us that this repurchase fee is intended to be used for (E.G., to offset the costs incurred by the Fund in repurchasing Fund shares or to reduce annual fund operating expenses).

         RESPONSE. The repurchase fee is intended to offset Fund expenses.

5. COMMENT. The first sentence states that the term "Eligible Investor" includes individuals that have accounts managed by an investment adviser registered under the Investment Advisors Act of 1940 and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account. Please explain to us how this will work in practice and what it means for the potential nature of the Fund's investors.

         RESPONSE. This provision may potentially permit investors who do not otherwise meet the other stated investor qualifications to invest in the Fund. The language of the provision, however, ensures that the investor has had the assistance of a registered investment adviser prior to making the decision to invest in the Fund. Furthermore, the SEC has indicated that a registered investment adviser acting in a fiduciary capacity has "a duty to ensure that its investment advice is suitable to the client's objectives, needs, and circumstances."1 The investor suitability language is also identical to language that the SEC permitted in the DB Hedge Strategies Fund and numerous subsequent funds. It is our understanding that this suitability standard was the result of extensive negotiation between the DB Hedge Strategies Fund and the SEC staff. Finally, the securities issued by the Fund, which is registered under the 1940 Act, are registered under the Securities Act of 1933 and are, therefore, not subject to the accredited investor standard found in Regulation D.

------------------------
1 Thomas P. Lemke and Gerald T. Lins, REGULATION OF INVESTMENT ADVISERS 168
(2005); See IN RE JOHN G. KINNARD AND CO., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) P. 79,662 (Nov. 30, 1973).


PROSPECTUS SUMMARY - THE FUND:

6. COMMENT. The second sentence of the second paragraph states that the Fund is similar to a "fund of funds." As the Fund will pursue its investment objective by investing its assets primarily in private investment funds and other investment vehicles that are managed by hedge fund managers, the Fund IS a fund of funds (or a fund of hedge funds). Please modify this sentence to reflect that the Fund IS a fund of funds (or a fund of hedge funds) rather than a fund that is SIMILAR TO a fund of funds (on a fund of hedge funds).

         RESPONSE. We have not made the requested change. Nonetheless, to better clarify why the requested change is not appropriate we have revised the sentence as follows (new language appears in bold for the purposes of this correspondence only):

         "In this respect, the Fund PRESENTLY INTENDS TO OPERATE PRIMARILY as a "fund of funds" (or a "fund of hedge funds") in which, through one investment, eligible investors can participate in the investment programs of hedge fund managers that have been selected by Standard & Poor's ("S&P") as representative of a broad cross section of hedge fund strategies, without being subject to the high minimum investment requirements that many managers typically impose. THE FUND IS ABLE TO ACCOMPLISH THIS LARGELY BY INVESTING IN PORTFOLIO FUNDS. THE FUND, HOWEVER, MAY ALSO RETAIN HEDGE FUND MANAGERS AS SUB-ADVISERS AND INVEST DIRECTLY IN SECURITIES, AND MAY ALSO USE DERIVATIVES IN CONNECTION WITH ITS INVESTMENT PROGRAM."

7. COMMENT. The first sentence of the fourth paragraph states that Rydex has entered into a licensing agreement with PlusFunds to obtain the right to offer shares of a registered investment company that pursues an investment program that seeks to track the Index and to obtain information and assistance from PlusFunds to facilitate the operations of the Fund. Disclosure on page 19 of the statement of additional information describes this "licensing agreement" in the Other Agreements section rather than the Investment Advisory Agreement Section. Please describe in greater detail in this section both Rydex's and PlusFunds' roles in managing the Fund's investments. In addition, please explain to us whether PlusFunds will be considered an investment adviser for purposes of Section 2(a)(20) of the Investment Company Act and whether the PlusFunds "licensing agreement" will be approved by the board and shareholders pursuant to Section 15 of the Investment Company Act.

         RESPONSE. In response to the first request, we have included the following disclosure under "Advisory Arrangements" on page 3 of the Fund's Prospectus (new language appears in bold for the purposes of this correspondence only):

         "S&P has granted a license to PlusFunds Group Inc. ("PlusFunds") to utilize the Index in connection with the creation and operation of various investment vehicles that seek to correlate to the Index, such as the Fund, as well as the use of certain trademarks, including the trademark "SPhinX." Rydex, in turn, has entered into a licensing agreement with PlusFunds to obtain the right to offer shares of a registered investment company that pursues an investment program that seeks to track the Index. UNDER THE LICENSING AGREEMENT, PLUSFUNDS PROVIDES CERTAIN SERVICES TO RYDEX, INCLUDING REPORTING DAILY PRICING INFORMATION AND PROVIDING INFORMATION REGARDING THE HOLDINGS OF CERTAIN PORTFOLIO FUNDS AND THE WEIGHTINGS OF THE INDEX COMPONENTS ON A REGULAR BASIS. Fees payable to PlusFunds under the licensing agreement are paid by Rydex and not by the Fund. See `Management of the Fund - General.'"

         With regard to the second request for information, PlusFunds does not "regularly furnish advice to the [Fund] with respect to the desirability of investing in, purchasing or selling securities or other property" and is not "empowered to determine what securities or other property shall be purchased or sold by the [Fund]," nor does PlusFunds substantially perform any of the duties previously described.2 Thus, PlusFunds is not an investment adviser of the Fund for purposes of
         Section 2(a)(20) of the 1940 Act and the Licensing Agreement between Rydex and PlusFunds is not subject to Board approval pursuant to
         Section 15 of the 1940 Act.

8. COMMENT. Please explain in greater detail in this section the structure of the Fund's investments, who actually issues the securities held by the Fund, why the Fund needs a "right" to invest in the Portfolio Funds and what additional information PlusFunds has about the Portfolio Funds that is not otherwise available to the general public.

         RESPONSE. The majority of the securities held by the Fund are issued by the Portfolio Funds, which are managed by the Index's constituent hedge fund managers. Please see our response to Comment no. 6 for the additional disclosure incorporated into the Prospectus to this effect. We have not included this disclosure under the "Advisory Arrangements" section of the Prospectus as we do not believe it is appropriate given the subject matter of the section. Please see our prior response for additional information concerning the relationship between PlusFunds and the Fund.


------------------------
2 Section 2(a)(20) of the Investment Company Act of 1940.


9. COMMENT. Disclosure in the Valuation of Assets section on page 36 of the statement of additional information states that PlusFunds is the manager of the Portfolio Funds. As it appears that PlusFunds will be an affiliate of both the Portfolio Funds and the Fund, please explain to us how PlusFunds' role in providing information and assistance to facilitate the operations of the Fund and its role as manager of the Portfolio Funds is consistent with Section 17 of the Investment Company Act.

         RESPONSE. PlusFunds is not an affiliated person of the Fund as that term is defined in Section 2(a)(3) of the 1940 Act. PlusFunds provides only administrative services to the Fund and does not serve in an investment advisory capacity with respect to the Fund.

PROSPECTUS SUMMARY - TAXATION:

10. COMMENT. The first sentence states that the Fund intends to elect to be treated and to qualify each year as a regulated investment company for federal income tax purposes. Please explain to us how the Fund will satisfy the Subchapter M diversification requirements. Please also disclose in this section whether the Portfolio Funds will provide sufficient transparency of their portfolio holdings to allow the Fund to make this determination.

         RESPONSE. The Fund will test the diversification of its assets in each of two alternative ways: (i) each Portfolio Fund and Portfolio Account treated as a partnership for Federal income tax purposes will be treated as a single issuer and any other Portfolio Account's assets will be treated as if held directly by the Fund; and (ii) the Fund's proportionate share of the assets of each Portfolio Fund and Portfolio Account treated as a partnership for Federal income tax purposes will be treated as if held directly by the Fund.

         We have also added the following disclosure in response to the second part of the comment (new language appears in bold for the purposes of this correspondence only):

         "The Fund intends to elect to be treated and to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, (THE SUB-ADMINISTRATOR WILL RECEIVE A COMPLETE LISTING OF THE PORTFOLIO FUNDS' PORTFOLIO HOLDINGS ON A QUARTERLY BASIS TO MAKE THAT DETERMINATION) and intends each year to distribute substantially all of its investment company taxable income and net capital gains to its shareholders. In addition, the Sub-Administrator receives a complete listing of the Portfolio Funds portfolio holdings on a quarterly basis to determine whether the Fund satisfies the Subchapter M diversification requirements. Therefore, it is not expected that the Fund will be subject to any Federal income tax. The investment strategies of Portfolio Funds and Portfolio Accounts may be employed without regard to the tax consequences of investment transactions on the Fund and shareholders. See "Taxes" and also "Tax Aspects" in the SAI."

PROSPECTUS SUMMARY - RISKS AND SPECIAL CONSIDERATIONS:

11. COMMENT. Disclosure in the Foreign Investments section states that foreign securities in which Portfolio Funds and Portfolio Accounts may invest include securities of issuers in emerging markets. Please disclose the risks of investing in foreign securities, and, in particular, emerging markets investments, in the "Prospectus Summary - Risks and Special Considerations" section.

         RESPONSE. We have added the following language under "Risks and Special Considerations" in the Prospectus Summary:

         "Certain portfolio managers may invest in securities of foreign companies which can be more volatile than investments in U.S. companies. Diplomatic, political, or economic developments could adversely affect investment in foreign countries. In addition, foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. Companies. Portfolio managers may also invest in emerging markets which are substantially more volatile, and substantially less liquid, than more developed foreign markets."

SUMMARY OF FUND EXPENSES:

12. COMMENT. Please delete the Administration Fee line from the Fee Table and include this fee in your calculation of Other Expenses (fee may be reflected as a sub-category of Other Expenses). SEE Item 3.1 of Form N-2. In addition, the second paragraph on page iii of the prospectus states that the Fund may borrow money. If the Fund anticipates that it will borrow money, please add a line item to the fee table to reflect interest payments on borrowed funds as a percentage of net assets attributable to Shares of Beneficial Interest. SEE Instruction 8 to
         Item 3.1 of Form N-2.

         RESPONSE. We have revised the Fund's fee table accordingly. In addition, because the Fund did not borrow money during the past fiscal year, nor does it anticipate borrowing in the future, we have not added the "Interest Payments on Borrowed Funds" line item to the fee table.

PORTFOLIO ACCOUNT ALLOCATIONS:

13. COMMENT. The second sentence states that Portfolio Accounts can expose the Fund to theoretically unlimited liability and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that the Fund could lose more in a Portfolio Account that is managed by a particular Portfolio Manager than the Fund has allocated to the Portfolio Manager to invest. As such Portfolio Accounts will be subject to the leveraging restrictions of Section 18(a) of the Investment Company Act, please explain to us how allocating assets to a Portfolio Manager will expose the Fund to greater risks/liability than if the Fund had made investments directly in Portfolio Funds.

         RESPONSE. Allocating assets to a Portfolio Manager may expose the Fund to greater risks/liability than if the Fund had made investments directly in Portfolio Funds because the Portfolio Manager could invest the Fund's assets in such a manner as to expose Fund assets in excess of the portion allocated to that particular Portfolio Manager. For example, a Portfolio Manager allocated 10% of the Fund's assets could, through a program of leveraged investing, theoretically lose in excess of the 10% of Fund assets allocated to that manager. When the Fund invests in a Portfolio Fund, the Fund receives an ownership interest in that Portfolio Fund, the value of which is, in turn, determined by the Portfolio Fund's investments in the securities selected by the constituent hedge fund managers. Therefore, the Fund's liability with regard to an investment in a Portfolio Fund is limited to the value of the investment in that Portfolio Fund. In the event such Portfolio Accounts are utilized by the Fund, Rydex will earmark sufficient Fund assets as collateral in accordance with the various SEC staff positions on investments which may raise senior security issues under Section 18(a) of the 1940 Act.

CALCULATION OF NET ASSET VALUE:

14. COMMENT. The first sentence of the second paragraph states that the net asset value at which shares of the Fund are sold to investors and repurchased by the Fund is determined as of the date shares are issued or the date as of which shares tendered for repurchase are valued. The third sentence of the second paragraph states that the Fund will adjust the number of shares of the Fund issued to or repurchased from any particular shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the shares are issued or the month following the month in which shares are repurchased by the Fund. As the Fund's NAV will be determined as of the last two business days of the month, please explain to us how this subsequent adjustment of NAV is consistent with Section 23(b) of the Investment Company Act (Fund may not sell common stock of which it is the issuer at a price that is below the current NAV of such stock, such NAV must be calculated within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination and the Fund's NAV if adjusted within the following month will not be calculated within that time period), Section 13(e)(1) of the Securities Exchange Act and Rule 13e-4(f) thereunder (Fund's adjusted NAV appears to change the consideration to be offered for the shares on a date that follows the completion of the tender offer).

         RESPONSE. In response to your comment with regard to Section 23(b) and with the benefit of additional information received from our client, we have replaced the fourth paragraph under "Calculation of Net Asset Value" on page 44 of the Prospectus with the following disclosure:

         "The net asset value at which Fund shares are sold to investors and repurchased by the Fund is based upon the value of the Fund's interests in Portfolio Funds and the value of its other assets less liabilities and accrued expenses, determined as of the date shares are issued or the date as of which shares tendered for repurchase are valued (a "Valuation Date"). While the Fund will rely on net asset values reported by the Portfolio Funds or their administrators as of those dates, the valuations reported may be subject to later adjustment, based on information reasonably available at that time, to correct valuation, accounting or other errors. For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. In such a case, the Fund may adjust the number of shares of the Fund issued to or repurchased from any particular shareholder. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations or revisions to the net asset value of a Portfolio Fund investment adversely affect the Fund's net asset value, the outstanding shares will be adversely affected by prior repurchases to the benefit of shareholders who had their shares repurchased at a net asset value per share higher than the adjusted amount. Conversely, any increases in the net asset value per share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding shares and to the detriment of shareholders who previously had their shares repurchased at a net asset value per share lower than the adjusted amount. The same principles apply to the purchase of shares. New shareholders may be affected in a similar way. See `Risk Factors-Special Risks of Multi-Manager Structure-Calculation of Net Asset Value.'"

         Shares of the Fund will be issued at the next calculated NAV. However, just as with any investment company, should information regarding the valuation of a portfolio security become available that has an impact on the NAV per share, the Fund will correct the NAV. In such instances, the Fund follows its policy and procedures with respect to NAV error correction, which calls for the NAV to be corrected and share transactions effected at the incorrect NAV to be reprocessed or other requisite remedial action to be taken. Given the nature of the securities in which the Fund invests, it was deemed prudent to provide shareholders with additional information regarding the potential need for such corrections. Further, by providing such disclosure, shareholders are not only on notice of such a possibility, but presumably have approved of such a process as evidenced by their purchase of Fund shares. The legislative history of Section 23(b) indicates that its purpose is to protect shareholders against discriminatory treatment which, among other things, may result in dilution of their interest in the investment company. The adjustment in question will not result in any discriminatory treatment, as it will apply to all shares issued in a given month. Further, it will not result in any dilution, but rather will ensure that all shares are sold at the most accurate NAV.

         With regard to Section 13(e)(1) and Rule 13e-4(f), the disclosed subsequent adjustment to NAV does not change the consideration to be offered for the repurchased shares. Promptly after the Expiration Date, Shareholders whose Shares are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay the Repurchase Price for repurchased Shares. The promissory note delivered is consideration for the tendered and accepted Shares. The terms of the promissory note obligate the Fund to pay the Repurchase Price for each Share tendered and accepted during a repurchase offer. The Repurchase Price is defined as an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date, net of any applicable Repurchase Fee.

USE OF PROCEEDS:

15. COMMENT. This section states that proceeds from the sale of shares are invested in the Fund's investment program and objective as soon as practicable after the receipt of such proceeds by the Fund. Please disclose how long the Fund expects that it will take to become fully invested. SEE Item 7.2 of and Guide 1 to Form N-2.

         RESPONSE. We have revised the language under "Use of Proceeds" as follows:

         "Proceeds from the sale of shares, net of the Fund's organization costs, offering costs and ongoing fees and expenses, are generally invested in the Fund's investment program and objective within one to two Business Days after the receipt of such proceeds by the Fund. Proceeds from the sale of shares are deemed to be received by the Fund at the time a purchase order is accepted by the Fund on the second to the last Business Day of the month (or at such other times as may be determined by the Board)."

STATEMENT OF ADDITIONAL INFORMATION - MANDATORY REDEMPTIONS:

16. COMMENT. The second bullet point states that the Fund has the right to redeem shares if continued ownership of the shares may be harmful or injurious to the business or reputation of Rydex or the board. Please explain to us why it would be in the best interests of the Fund to repurchase shares if such harm or injury is limited to the business or reputation of the Rydex or the board. In addition, the last bullet point states that the Fund may repurchase such Units if it would be in the Fund's best interests. Please explain to us the difference between this concept and the bases for repurchase described in the preceding bullet points.

         RESPONSE. We have deleted the references to the Board and Rydex in the language of the second bullet point under "Mandatory Redemptions" on page 14 of the SAI. With respect to the difference between the concepts in the last bullet point and those in the preceding bullet points, the concepts expressed in the first three bullet points contemplate specific situations where it would be in the best interest of the Fund to repurchase shares. The last bullet point expresses the general concept that no matter what the circumstances, which are often impossible to determine until they happen, the Fund has the right to repurchase shares if it is deemed in the best interest of the Fund.

STATEMENT OF ADDITIONAL INFORMATION - VALUATION OF ASSETS:

17. COMMENT. The third sentence of the third paragraph states that adjustments and revisions to valuations of Portfolio Funds' net asset values will not affect the amount of repurchase proceeds of the Fund received by shareholders who had their shares repurchased prior to such adjustments or revisions and previously received their repurchase proceeds. As discussed in comment 14 above, disclosure on page 46 of the prospectus states that adjustments may be made prior to the end of the month following the month in which shares are to be repurchased by the Fund. Please reconcile the disclosure in these sections.

         RESPONSE. The disclosure in the referenced sections are not contradictory because the referenced disclosure included under "Valuation of Assets" is referring to adjustments made after the end of the month following the month in which shares were repurchased by the Fund. During a repurchase offer, Shareholders of the Fund tender their shares prior to the Expiration Date of the repurchase offer which occurs approximately 65 days before the NAV Determination Date and are issued a promissory note for the net asset value of the Shares repurchased. The initial calculation of the Fund's net asset value on the NAV Determination Date may be estimated, and as such may be subject to later adjustment. The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event a more accurate valuation becomes available prior to the end of the month following the month in which the Shares are repurchased by the Fund. The Fund will not, however, modify a previously determined NAV as a result of adjustments made after the last Business Day of the month following the month in which the Shares were repurchased.

GENERAL COMMENTS:

18. COMMENT. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

         RESPONSE. We have revised the Fund's Prospectus and SAI disclosure accordingly.

19. COMMENT. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

         RESPONSE. The Registrant is cognizant of the disclosure requirements and believes the registration statement fairly discloses all material information required by investors to make an informed investment decision.

                                       ***

I hereby acknowledge on behalf of the Rydex Capital Partners SPhinX Fund (the "Fund") that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John Ford at 215.963.5110 or me at 202.739.5684.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc: Joanna M. Haigney
    W. John McGuire, Esq.
    John M. Ford, Esq.